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                           [AEterna Laboratoires Logo]

                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

                      AETERNA ANNOUNCES THE COMPLETION OF A
                          $15.7 MILLION PUBLIC OFFERING

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

QUEBEC CITY, QUEBEC, SEPTEMBER 14, 2001 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) announced today the completion of a public offering of 1.957 million subordinate voting shares at a price of $8.00 per share, for gross proceeds of $15.7 million. In addition, AEterna granted the underwriters an over-allotment option to acquire 293,000 subordinate voting shares at a price of $8.00 per share, which may be exercised during the next 60 days.

The net proceeds of this offering, which was underwritten by a syndicate led by National Bank Financial Inc, including Dundee Securities Corporation and Desjardins Securities Inc. will be used to further fund the clinical development program of Neovastat, to support additional research and development efforts, and for other general corporate purposes, including working capital.

"With the success of this public offering, our cash position now stands at some $50 million, to which are added financial contributions of $15 million from the Technology Partnerships Canada program", underlined Dennis Turpin, Vice President and Chief Financial Officer at AEterna. "This will enable us to intensify Neovastat's accelerated development program while putting AEterna in an even better position to become one of the first companies to bring an angiogenesis inhibitor to market."

ABOUT AETERNA

AEterna Laboratories Inc. is a leading Canadian biopharmaceutical corporation focused on the development of new therapeutics for unmet medical needs, principally cancer. AEterna's lead compound, Neovastat/AE-941, is currently being used in two Phase III pivotal clinical trials for the treatment of lung and kidney cancer as well as in a Phase II pivotal trial for the treatment of multiple myeloma.

AEterna is listed on the Toronto Stock Exchange (AEL) and on Nasdaq (AELA).

AEterna's news releases and additional information are available on its Web site at www.aeterna.com.


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SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

INFORMATION:
Paul Burroughs
Director of Communications
AEterna Laboratories Inc.
Tel.: (418) 652-8525
Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com